UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Allscripts Healthcare Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01988P 10 8

(CUSIP Number)

Michael McAlevey General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 (203) 373-2967	A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 7,077,138

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Common Stock: 7,077,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,077,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 16.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IDX Systems Corporation 03-0222230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Vermont

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 7,077,138

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Common Stock: 7,077,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,077,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 16.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IDX Investment Corporation 03-0349421

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Vermont

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 7,077,138

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Common Stock: 7,077,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,077,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 16.8%

14.	Type of Reporting Person (See Instructions) CO

This statement to Schedule 13D (this Statement) relates to a Schedule 13D filed on behalf of IDX System Corporation, a Vermont corporation (IDX), with the Securities and Exchange Commission on January 18, 2001 (the Original Schedule 13D), with respect to the common stock, par value $0.01 per share, of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the Company), as amended by amendments to the Original Schedule 13D filed on March 20, 2002, February 28, 2005 and July 13, 2005, in each case, on behalf of IDX and IDX Investment Corporation, a Vermont corporation and wholly-owned subsidiary of IDX (IIC).

Item 2 is hereby amended as follows:
Item 2.	Identity and Background
(a) – (c), (f) This statement is being filed by General Electric Company, a New York corporation (General Electric), IDX and IIC.

On January 4, 2006, pursuant to an Agreement and Plan of Merger dated as of September 28, 2005 (the IDX Merger Agreement), by and among General Electric, Igloo Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of General Electric (Transitory Sub), and IDX, and an Assignment Agreement dated as of October 4, 2005 (the Assignment Agreement), between Igloo Acquisition Corporation, a Vermont corporation and a wholly owned subsidiary of General Electric (Merger Sub) and Transitory Sub assigning all of Transitory Sub's rights, interests and obligations under the IDX Merger Agreement to Merger Sub, Merger Sub merged with and into IDX, and IDX became a wholly owned subsidiary of General Electric (such events constituting the IDX Merger).  As a result of the IDX Merger, IIC, a wholly-owned subsidiary of IDX, also became a wholly-owned subsidiary of General Electric.

General Electric, IDX and IIC are sometimes referred to herein each as a “Reporting Person” and collectively as the “Reporting Persons.”

General Electric is a diversified technology, media and financial services company dedicated to creating products that make life better. From aircraft engines and power generation to financial services, medical imaging, television programming, and plastics, General Electric operates in more than 100 countries and employs more than 300,000 people worldwide. General Electric is listed on the New York Stock Exchange and Boston Stock Exchange.  The principal business address and principal office address of General Electric is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001.

The principal business of IDX is to provide healthcare information solutions, including software, hardware, and related services to physician groups, management services organizations, hospitals, and integrated delivery networks. IIC, an investment and holding company, owns, maintains and manages intangible investments and the collection and distribution of the income generated from such investments. The address of the principal business and principal office of each of IDX and IIC is 40 IDX Drive, South Burlington, Vermont 05403.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of each of the Reporting Persons is listed on Schedule A attached hereto which is incorporated herein by reference.

(c) and (d)  During the last five years, neither the Reporting Persons, nor, to each of the Reporting Person's knowledge, any of the persons named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4 is hereby amended as follows:
Item 4.	Purpose of Transaction

On January 8, 2001, pursuant to an Agreement and Plan of Merger (the Channelhealth Merger Agreement) dated as of July 13, 2000, by and among the Company, Allscripts, Inc., Bursar Acquisition, Inc., Bursar Acquisition No. 2, Inc., Channelhealth Incorporated (Channelhealth) and IDX (a majority stockholder of Channelhealth), Bursar Acquisition No. 2, Inc., a wholly owned subsidiary of the Company, merged with and into Channelhealth (the Channelhealth Merger). Channelhealth became a wholly owned subsidiary of the Company and shares of Channelhealth capital stock were exchanged for shares of Common Stock of the Company in accordance with the Channelhealth Merger Agreement.

On January 10, 2002, pursuant to the terms of a Joinder Agreement dated as of September 30, 2001 by and among the Company, IDX and IIC, IDX had recorded on the books and records of the Company’s transfer agent the transfer of all the shares of Common Stock owned by IDX (7,497,838 shares) to IIC.

On June 13, 2002, IIC sold 4,000 shares of Common Stock of the Company at $4.15 per share. On June 14, 2002, IIC sold 6,400 shares of Common Stock of the Company at $4.06 per share. On June 17, 2002, IIC sold 3,900 shares of Common Stock of the Company at $4.06 per share.

On June 16, 2004, IIC sold 12,500 shares of Common Stock of the Company at $7.934 per share. On June 17, 2004, IIC sold 25,000 shares of Common Stock of the Company at $8.1143 per share. On June 18, 2004, IIC sold 50,000 shares of Common Stock of the Company at $8.1455 per share. On June 21, 2004, IIC sold 37,500 shares of Common Stock of the Company at $8.1620 per share. On September 28, 2004, IIC sold 29,000 shares of Common Stock of the Company at $8.5958 per share. On November 15, 2004, IIC sold 53,000 shares of Common Stock of the Company at $9.4906 per share.

On February 17, 2005, IIC sold 22,700 shares of Common Stock of the Company at $11.0123 per share.

On March 11, 2005, IIC sold 17,200 shares of Common Stock of the Company at $14.6281 per share. On May 11, 2005, IIC sold 39,000 shares of Common Stock of the Company at $12.7986 per share. On June 21, 2005, IIC sold 31,000 shares of Common Stock of the Company at $16.1514 per share. On June 30, 2005, IIC sold 89,500 shares of Common Stock of the Company at $16.8199 per share.

As a result of the IDX Merger described in Item 2, IDX and IIC became wholly owned subsidiaries of General Electric on January 4, 2006.  At the time of the IDX Merger, IDX and the Company were party to that certain Strategic Alliance Agreement, dated as of January 8, 2001. Following the IDX Merger, each of General Electric, IDX and the Company entered into an Amended and Restated Strategic Alliance Agreement dated as of January 18, 2006 (the Amended SAA).

General Electric, IDX and IIC have no current plans to acquire additional shares of Common Stock of the Company. Certain restrictions on the disposition of shares of Common Stock of the Company contained in the Stock Rights and Restrictions Agreement (defined in Item 6 below) expired on January 8, 2006. As a result, each of General Electric, IDX and IIC reserves the right to dispose of shares of Common Stock of the Company in accordance with the Stock Rights and Restrictions Agreement.

Item 5 is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) - (b)  General Electric, IDX and IIC are beneficial owners of 7,077,138 share of Common Stock of the Company, representing approximately 16.8% of the outstanding shares of Common Stock of the Company. These shares are owned directly by IIC, a wholly-owned subsidiary of IDX, which became a wholly-owned subsidiary of General Electric on January 4, 2006 as a result of the IDX Merger described in Item 2. General Electric and IDX are therefore indirect beneficial owners of these shares. General Electric, IDX and IIC have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, these shares. The beneficial ownership percentage amount reported above is based upon 42,189,462 shares of Common Stock of the Company issued and outstanding as of October 31, 2005, as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended on September 30, 2005, filed with the SEC on November 11, 2005.

(c) Except as described above in Items 2, 4 and 5, which are incorporated herein by reference, none of the Reporting Persons has effected any transactions in shares of Common Stock of the Company during the past 60 days.

(d) None.
(e) Not applicable.
Item 6 is hereby amended as follows:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Channelhealth Merger, IDX and the Company entered into a Stock Rights and Restriction Agreement, dated as of January 8, 2001 (the Stock Rights and Restriction Agreement), pursuant to which the shares of Common Stock are subject to certain restrictions. On September 30, 2001 the Company, IDX and IIC entered into a Joinder (the Joinder), pursuant to which IIC was added as a party to, and became bound by the terms of, the Stock Rights and Restrictions Agreement.

Pursuant to the Stock Rights and Restrictions Agreement, the Reporting Persons have complete discretion to vote the shares of Common Stock of the Company, unless the matter to be voted on  constitutes a business combination, involves the acquisition of 50% or more of the outstanding stock of the Company, involves the issuance of Common Stock by the Company for cash or involves any acquisition by the Company, in which cases the Reporting Persons have agreed to vote the shares of Common Stock in accordance with the recommendation of the directors of the Company who were directors of the Company prior to January 8, 2001 (or who were elected by such directors); provided, however, that the voting restriction will not apply in any event if the average closing price of the Common Stock for the 90 days prior to the date of such vote is less than $14.5625 (as may be adjusted pursuant to the terms thereof) and the Reporting Persons are not in default under the Merger Agreement or any agreement executed in connection therewith.

Also, pursuant to the Stock Rights and Restrictions Agreement, the Reporting Persons have agreed not to transfer any of the shares of Common Stock of the Company without the prior written consent of a majority of the directors of the Company who were directors of the Company prior to January 8, 2001 (or who were elected by such directors), except under certain limited circumstances set forth in the Stock Rights and Restrictions Agreement. Certain such restrictions on transfer expired on January 8, 2006, and each of GE, IDX and IIC reserves the right to dispose of the shares of Common Stock of the Company in accordance with the Stock Rights and Restrictions Agreement.

Pursuant to the Stock Rights and Restrictions Agreement, so long as the Reporting Persons own 25% of the shares of Common Stock of the Company which it owned immediately following the Merger,

the Reporting Persons are entitled to designate one individual to the Company’s board of directors. The Reporting Persons’ initial designee to the Company’s board was Mr. Richard E. Tarrant. Mr. Tarrant also executed the Stock Rights and Restrictions Agreement, in his individual capacity, for the purpose of agreeing not to transfer any shares of Common Stock of the Company owned by him for a period of six months following the effectiveness of the Merger. Mr. Tarrant resigned from the board of directors of the Company on June 6, 2003.

Notwithstanding the execution of the Amended SAA (as defined in Item 4 above), the Stock Rights and Restrictions Agreement remains in full force and effect in accordance with its terms.

The foregoing descriptions of the Stock Rights and Restrictions Agreement and the Joinder are qualified in their entirety by reference to such agreements, which are filed as Exhibits 99.1 and 99.2 to this Statement.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1*	Stock Rights and Restrictions Agreement, dated as of January 8, 2001, by and between Allscripts Healthcare Solutions, Inc. and IDX Systems Corporation.

99.2*	Joinder, dated as of September 30, 2001, by and among Allscripts Healthcare Solutions, Inc., IDX Systems Corporation and IDX Investment Corporation.

A	Joint Filing Statement

* Incorporated by reference to Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 20, 2002.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of January 27, 2005 that the information set forth in this statement is true, complete and correct.

General Electric Company

By:	/s/ Michael McAlevey
	Name:	Michael McAlevey
	Title:	Associate Secretary

IDX Systems Corporation

By:	/s/ Vishal K. Wanchoo
	Name:	Vishal K. Wanchoo
	Title:	President

IDX Investment Corporation

By:	/s/ Vishal K. Wanchoo
	Name:	Vishal K. Wanchoo
	Title:	President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY, IDX
SYSTEMS CORPORATION AND IDX INVESTMENT CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below:

GENERAL ELECTRIC COMPANY DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
J.I. Cash, Jr.	Former Professor of Business Administration- Graduate School of Business Administration, Harvard University	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
Sir William Castell	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, GE Healthcare	GE Healthcare Pollards Wood, Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain	U.K.
A.M. Fudge	Chairman and Chief Executive Officer, Young & Rubicam, Inc.	Young & Rubicam, Brands. 285 Madison Avenue New York, NY 10017	U.S.A.
C.X. Gonzalez	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.	Kimberly-Clark de Mexico S.A. de C.V. Jose Luis Lagrange 103 Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Mexico
J.R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
A. Jung	Chairman and Chief Executive Officer, Avon Products, Inc.	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Canada
A.G. Lafley	Chairman of the Board, President and Chief Executive Officer, The Procter & Gamble Company	The Proctor & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	U.S.A.
R.W. Lane	Chairman and Chief Executive Officer, Deere & Company	Deere & Company One John Deere Place Moline, IL 61265	U.S.A.

Name	Present Principal Occupation	Present Business Address	Citizenship
R.S. Larsen	Former Chairman and Chief Executive Officer, Johnson & Johnson	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	U.S.A.
R.B. Lazarus	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	U.S.A.
S. Nunn	Retired Partner, King & Spalding	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318	U.S.A.
R.S. Penske	Chairman of the Board and President, Penske Corporation	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	U.S.A.
R.J. Swieringa	Anne and Elmer Lindseth Dean and Professor of Accounting, S.C. Johnson Graduate School, Cornell University	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	U.S.A.
D.A. Warner III	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154	U.S.A.
R.C. Wright	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, NBC Universal, Inc.	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	U.S.A.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Citizenship
J.R. Immelt	Chairman of the Board and Chief Executive Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
P.D. Ameen	Vice President and Comptroller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
F. Beccalli	Senior Vice President, GE Europe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Italy
C.T. Begley	Senior Vice President, GE Plastics	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	U.S.A.
M.W. Begor	Senior Vice President, GE Consumer Finance, Americas	General Electric Company 1600 Summer Street Stamford, CT 06927	U.S.A.
P.T. Bossidy	Senior Vice President, GE Commercial Financial Services Leasing	General Electric Company 44 Old Ridgebury Road Danbury, CT 06810	U.S.A.
D.L. Calhoun	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Infrastructure	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
J.P. Campbell	Senior Vice President, GE Consumer & Industrial	General Electric Company Appliance Park Louisville, KY 40225	U.S.A.
W.H. Cary	Vice President, Investor Communications	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
K.A. Cassidy	Vice President and GE Treasurer	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	U.S.A.
Sir William Castell	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, GE Healthcare	GE Healthcare Pollards Wood Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain	U.K.
W.J. Conaty	Senior Vice President, Human Resources	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

Name	Present Principal Occupation	Present Business Address	Citizenship
P. Daley	Senior Vice President, Corporate Business Development	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
B.B. Denniston III	Senior Vice President and General Counsel	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
S.C. Donnelly	Senior Vice President, GE Aircraft Engines	General Electric Company 1 Neumann Way Cincinnati, OH 05215	U.S.A.
S. Fitzsimons	Vice President, Corporate Financial Planning and Analysis	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Ireland
Y. Fujimori	Senior Vice President, GE Consumer Finance-Asia	General Electric Company 21 Mita 1-chome Meguro-ku 3d Floor Alto Tokyo, Japan 153-0062	Japan
J.M. Hogan	Senior Vice President, GE Healthcare	GE Healthcare Pollards Wood Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain	U.S.A.
J. Krenicki	Senior Vice President, GE Energy	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	U.S.A.
M.M. Little	Senior Vice President, GE Global Research	General Electric Company One Research Circle Niskayuna, NY 12309	U.S.A
M.A. Neal	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Commercial Financial Services	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.
D.R. Nissen	Senior Vice President, GE Consumer Finance	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	U.S.A.
D. O’Connor	Senior Vice President GE Consumer Finance-Europe	General Electric Company Woodchester House Golden Lake Dublin 8 Dublin 8 IRE	Ireland
J.A. Parke	Senior Vice President, General Electric Company; Vice Chairman, GE Capital Corporation	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.
M.E. Pralle	Senior Vice President, GE Commercial Financial Services- Real Estate	General Electric Company 292 Long Ridge Road Stamford, CT 06927	U.S.A.

Name	Present Principal Occupation	Present Business Address	Citizenship
R.R. Pressman	Senior Vice President, GE Insurance	General Electric Company 9201 State Line Kansas City, KS 64114-3234	U.S.A.
G.M. Reiner	Senior Vice President, Chief Information Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
J.G. Rice	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Industrial	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	U.S.A.
K.S. Sherin	Senior Vice President, Finance and Chief Financial Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
L.G. Trotter	Executive Vice President	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.
W.A. Woodburn	Senior Vice President, GE Industrial	General Electric Company 187 Danbury Road Wilton, CT 06897	U.S.A.
R.C. Wright	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, NBC Universal, Inc.	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	U.S.A.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of IDX Systems Corporation are set forth below:

IDX SYSTEMS CORPORATION DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
Jean Pechette	Legal Counsel, GE Healthcare	GE Healthcare 800 Business Center Drive Mt. Prospect, IL 60056-2178	U.S.A.
Jacqueline Studer	General Counsel, GE Healthcare Information Technology	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.
Vishal Wanchoo	President and Chief Executive Officer, GE Healthcare Information Technologies; President, IDX Systems Corporation; President, IDX Investment Corporation	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.

IDX SYSTEMS CORPORATION EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Citizenship
Robert W. Baker, Jr.	Senior Vice President and Managing Director, IDX Systems UK Ltd.	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Julie A. Dale	Interim and Assistant General Counsel and Interim Chief Compliance Officer	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Timothy Davis	Vice President, IDX Systems Corporation; Vice President – Human Resources, GE Healthcare	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.
Robert F. Galin	President, IDX Global Business Development and Executive Vice President	IDX Systems Corporation 116 Huntington Avenue Boston, MA 02116	U.S.A.
Stephen C. Gorman	President and General Manager, Groupcast Operating Unit	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.

Name	Present Principal Occupation	Present Business Address	Citizenship
Thomas G. Horton	Senior Vice President, Strategy and Business Development	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Chaofu Jeffrey Kao	Senior Vice President and General Manager, Flowcast Operating Unit	IDX Systems Corporation 116 Huntington Avenue Boston, MA 02116	U.S.A.
Cynthia Limoges	Senior Vice President, Human Resources	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Walt N. Marti	Vice President and General Manager, Imagecast Operating Unit	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Scott Mendel	Treasurer, IDX Systems Corporation; Global Finance Manager, GE Healthcare	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.
Jean Pechette	Assistant Secretary, IDX Systems Corporation; Legal Counsel, GE Healthcare	GE Healthcare 800 Business Center Drive Mt. Prospect, IL 60056-2178	U.S.A.
Christopher Powell	Senior Vice President, Sales	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Jacqueline Studer	Secretary, IDX Systems Corporation; General Counsel, GE Healthcare Information Technologies	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.
Vishal Wanchoo	President, IDX Systems Corporation; President and Chief Executive Office, IDX Investment Corporation; President and Chief Executive Officer, GE Healthcare Information Technologies	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of IDX Investment Corporation are set forth below:

IDX INVESTMENT CORPORATION DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
Robert W. Baker, Jr.	Senior Vice President and Managing Director, IDX Systems UK Ltd.	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Jean Pechette	Legal Counsel, GE Healthcare	GE Healthcare 800 Business Center Drive Mt. Prospect, IL 60056-2178	U.S.A.
Jacqueline Studer	General Counsel, GE Healthcare Information Technology	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.
Vishal Wanchoo	President and Chief Executive Officer, GE Healthcare Information Technologies; President, IDX Systems Corporation; President, IDX Investment Corporation	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.

IDX INVESTMENT CORPORATION EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Citizenship
Robert W. Baker, Jr.	Senior Vice President and Managing Director, IDX Systems UK Ltd.	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Julie A. Dale	Interim and Assistant General Counsel and Secretary	IDX Systems Corporation 40 IDX Drive South Burlington, VT 05402	U.S.A.
Timothy Davis	Vice President, IDX Investment Corporation; Vice President – Human Resources, GE Healthcare	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.
Scott Mendel	Treasurer, IDX Investment Corporation; Global Finance Manager, GE Healthcare	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.

Name	Present Principal Occupation	Present Business Address	Citizenship
Vishal Wanchoo	President and Chief Executive Officer, IDX Investment Corporation; President, IDX Systems Corporation; President and Chief Executive Officer, GE Healthcare Information Technologies	GE Healthcare 540 West Northwest Highway Barrington, IL 60010-3076	U.S.A.

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Amendment No.4 to Schedule 13D is hereby filed on behalf of each of us.

Dated: January 27, 2006

General Electric Company

	By:	/s/ Michael McAlevey
		Name:	Michael McAlevey
		Title:	Associate Secretary

IDX Systems Corporation

	By:	/s/ Vishal K. Wanchoo
		Name:	Vishal K. Wanchoo
		Title:	President

IDX Investment Corporation

	By:	/s/ Vishal K. Wanchoo
		Name:	Vishal K. Wanchoo
		Title:	President